Exhibit 99.6

Emera Reports Q2 2016 Earnings

HALIFAX, Nova Scotia, August 8, 2016: Emera (TSX: EMA) today reported results for the second quarter of 2016. Highlights:

Reported Net Income:

•	Reported net income in Q2 2016 was $207.8 million (versus $10.0 million in Q2 2015)

•	Reported earnings per share in Q2 2016 were $1.39 (versus $0.07 in Q2 2015)

Adjusted Net Income (excluding after-tax mark-to-market impacts):

•	Adjusted net income(1) increased to $237.5 million ($1.59 per common share) in Q2 2016 (versus $48.0 million or $0.33 per common share in Q2 2015).

•	Further adjusted to exclude TECO Energy acquisition costs of $42.0 million after tax ($0.28 per common share), adjusted net income(1) was $279.5 million ($1.87 per common share) in Q2 2016 (versus $48.0 million or $0.33 per common share in Q2 2015).

•	Included in Q2 2016 adjusted net income(1) was $242.0 million in after-tax gains ($1.61 per common share) as follows: $145.5 million after-tax gain ($0.97 per common share) on the sale of Algonquin Power & Utilities Corp. (APUC) common shares, $53.1 million after-tax gain ($0.35 per common share) on the conversion of APUC subscription receipts and dividend equivalents into common shares, and a $43.4 million after-tax gain ($0.29 per common share) on Barbados Light & Power Company Limited (BLPC) Self Insurance Fund (SIF) regulatory liability reduction.

•	Also included in Q2 2016 adjusted net income(1) was an Emera Energy charge of $11.8 million after-tax ($0.08 per common share) to recognize state fuel taxes from November 2013 through March 2016, of which $2.1 million after-tax related to Q1 2016.

Dividend:

•	Emera announced a 10% increase in its annual common share dividend to $2.09 from $1.90.

•	Emera extended its 8% annual dividend growth target through to 2020 (from 2019).

“The TECO Energy acquisition closed on July 1st and is a transformative transaction that is expected to be materially accretive to earnings and cash in 2017 and beyond,” said Chris Huskilson, President and CEO of Emera Inc. “We are on track for a very positive 2016 and with our announced dividend increase, we expect to remain within our target dividend payout ratio range for the year.”

Consolidated Financial Review:

Adjusted net income(1) increased to $237.5 million in Q2 2016 (versus $48.0 million in Q2 2015), primarily due to a gain from the sale of APUC common shares, conversion of APUC subscription receipts and dividend equivalents into common shares and the gain on BLPC SIF regulatory liability reduction. The increase was partially offset by the TECO acquisition costs and recognition of fuel taxes at Emera Energy.

Significant Items Affecting the Quarter:

Earnings Reconciliation (in millions of $CAD)	Three months ended June 30
Adjusted net income(1)(2) - Q2 2015	$48.0	$0.33
Gain on sale of APUC	$145.5
Gain on APUC conversion	$53.1
Gain on BLPC SIF regulatory liability	$43.4
Emera Energy’s recognition of fuel taxes for 2013 through March 2016	($11.8)
TECO Energy acquisition related costs	$(42.0)
Other	$1.3

Adjusted Net Income(1)(2) - Q2 2016	$237.5	$1.59

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) excludes the effect of mark-to-market adjustments.

Q2 2016

•	Gain on sale of APUC common shares - Emera completed the sale of 50.1 million common shares of APUC, resulting in an after-tax gain of $145.5 million or $0.97 per common share.

•	Gain on APUC conversion - Emera exchanged 12.9 million APUC subscription receipts and dividend equivalents into 12.9 million APUC common shares, resulting in an after-tax gain of $53.1 million or $0.35 per common share.

•	Gain on BLPC SIF regulatory liability - BLPC secured support from the Government of Barbados and the Trustees of the SIF to reduce the contingency funding in the SIF to $28.6 million. Using third party risk advisors, Emera reduced the SIF regulatory liability and recorded an after-tax gain of $43.4 million or $0.29 per common share.

•	Emera Energy’s recognition of fuel taxes - Emera Energy recorded $11.8 million after-tax or $0.08 per common share liability for unpaid state tax on natural gas sales made from November 2013 through March 2016.

•	TECO Energy acquisition related costs - Emera incurred after-tax costs of $42.0 million ($0.28 per common share) for TECO related acquisition costs mostly as a result of interest expense on the convertible debentures.

Consolidated Financial Highlights (in millions of $CAD, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Operating revenues	$499.4	$526.9	$1,376.4	$1,415.4
Net income attributable to common shareholders	$207.8	$10.0	$252.1	$170.1
Earnings per common share - basic	$1.39	$0.07	$1.69	$1.17

After-tax mark-to-market gain (loss)	$(29.7)	$(38.0)	$(105.6)	$(49.5)
Adjusted EBITDA(1)(2)	$451.4	$205.9	$770.8	$590.1
Adjusted net income attributable to common shareholders(1)(2)	$237.5	$48.0	$357.7	$219.6
Adjusted earnings per common share - basic(1)(2)	$1.59	$0.33	$2.40	$1.51

TECO Energy acquisition costs	$(0.28)	—	$(0.40)	—
Adjusted earnings per common share(1)(2) excluding TECO Energy acquisition costs	$1.87	—	$2.80	—

Other items affecting earnings per common share - basic:
Gain on sale of APUC common shares	$0.97	—	$0.97	—
Gain on conversion of APUC subscription receipts and dividend equivalents into common shares	$0.35	—	$0.35	—
Gain on BLPC SIF regulatory liability reduction	$0.29	—	$0.29	—
Recognition of fuel state taxes at Emera Energy	$(0.08)		$(0.08)
2015 gain on the sale of NWP	—	$0.08	—	$0.08

Dividends per common share declared	$0.4750	$0.4000	$0.9500	$0.7875
Total assets (as at June 30)	$18,988.7	$9,908.1
Weighted average shares of common stock outstanding - basic (millions of shares for the three months ended June 30)	149.7	145.4

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted EBITDA(1), Adjusted net income(1) and Adjusted earnings per common share(1) exclude the effect of mark-to-market adjustments.

Segmented Results

Emera reports its results in six operating segments: Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Pipelines, Emera Energy, and Corporate & Other.

Quarterly Segmented Results (in millions of $CAD, except per share amounts)

	Adjusted Net Income(1)
	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Nova Scotia Power Inc.	$28.4	$16.9	$80.9	$84.9
Emera Maine	$9.7	$13.7	$19.0	$25.2
Emera Caribbean	$58.1	$4.8	$67.9	$13.6
Pipelines(2)	$8.3	$9.3	$18.0	$19.2
Emera Energy(2)	$(28.7)	$3.4	$19.2	$79.8
Corporate & Other(2)	$161.7	$(0.1)	$152.7	$(3.1)
TOTAL	$237.5	$48.0	$357.7	$219.6
Adjusted EPS (basic)(1)	$1.59	$0.33	$2.40	$1.51

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other of $29.7 million in Q2 2016 (Q2 2015, after-tax mark-to-market loss of $38.0 million). Adjusted net income(1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other of $105.6 million YTD 2016 (YTD 2015, after-tax mark-to-market loss of $49.5 million)

Nova Scotia Power Inc.’s net income was $28.4 million in Q2 2016, an increase of $11.5 million from the $16.9 million in Q2 2015. The increase was primarily due to the timing of regulatory deferrals, decreased OM&G, and lower regulatory amortization, partially offset by DSM program costs that are no longer deferred. NSPI’s net income year-to-date was $80.9 million compared to $84.9 million for the same period last year.

Emera Maine’s net income was $9.7 million Q2 2016, a decrease of $4.0 million compared to Q2 2015 net income of $13.7 million. The lower net income was primarily due to the amortization of transmission revenue adjustments. Emera Maine’s net income year-to-date was $19.0 million compared to $25.2 million for the same period last year.

Emera Caribbean’s net income of $58.1 million in Q2 2016 represents an increase of $53.3 million compared to Q2 2015 income of $4.8 million. The increase was primarily due to the gain realized from the BLPC SIF as a result of the reduction in the regulatory liability and a decrease in OM&G, partially offset by increased income tax expense. Emera Caribbean’s net income year-to-date was $67.9 million compared to $13.6 million for the same period last year.

Pipelines’ net income, adjusted to exclude mark-to-market changes, was $8.3 million in Q2 2016, a decrease of $1.0 million from Q2 2015. Pipeline’s adjusted net income year-to-date was $18.0 million compared to $19.2 million for the same period last year.

Emera Energy’s net loss, adjusted to exclude mark-to-market changes, was ($28.7) million in Q2 2016 compared to a net income of $3.4 million in the same quarter last year. The decrease was primarily due to the recognition of state fuel taxes at the New England gas generating facilities from November 2013 to March 2016, and lower marketing and trading margin reflecting a $12.6 million increase in margin from gas sales, which was more than offset by an increase in short-term fixed cost commitments for transportation and storage. Emera Energy’s adjusted net income year-to-date was $19.2 million compared to $79.8 million for the same period last year.

Corporate & Other’s net income, adjusted to exclude mark-to-market changes, was $161.7 million in Q2 2016 compared to a net loss of $0.1 million in Q2 2015. The increase was primarily due to the gain on the sale of APUC common shares and conversion of subscription receipts and dividend equivalents into common shares, and increased income from equity investments partially offset by TECO Energy related acquisition costs. Corporate & Other’s adjusted net income was $152.7 million year-to-date compared to a loss of $3.1 million for the same period last year.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Tuesday, August 9, 2016 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q2 2016 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1 (888) 241-0394 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial (647) 427-3413. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-855-859-2056. The Conference ID is 45536142 (available until midnight, August 27, 2016).

The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $27.5 billion in assets and 2015 pro-forma revenues of $6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at http://www.emera.com or at www.sedar.com

For more information, please contact:

Mark Kane

VP, Investor Relations

(813) 228-1772

Scott LaFleur

Manager, Investor Relations

(902) 428-6375